[LETTERHEAD OF CHAPMAN AND CUTLER LLP]

July 8, 2015

VIA EDGAR CORRESPONDENCE

Stephanie Hui, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Integrity Funds
File Nos. 33-53698 and 811-07322

Dear Ms. Hui:

We received your oral comments via telephonic conference on June 26, 2015 regarding Post-Effective Amendment No. 79 to the Registration Statement for The Integrity Funds (the "Trust") filed on May 15, 2015 pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the "1933 Act"), for the purpose of adding a new class of shares (i.e., Class C shares) to the Integrity Growth & Income Fund (the "Growth & Income Fund") and the Integrity Dividend Harvest Fund (the "Dividend Harvest Fund" and, together with the Growth & Income Fund, the "Funds" ), each a series of the Trust. This letter is intended to respond to your comments, and the applicable changed pages from the prospectus (the "Prospectus") and statement of additional information ("SAI") are included.

Comments 1 - 6 relate to the Prospectus.

COMMENT 1

Please confirm that the expense limitation with respect to the Class C shares for each Fund will be in effect for at least one year from the effective date of the Registration Statement.

RESPONSE TO COMMENT 1

Viking Fund Management, LLC ("Viking Management"), the Funds' investment adviser, has confirmed that the expense limitation for each Fund will be in effect until April 30, 2017.

COMMENT 2

In the Fund Summary for the Dividend Harvest Fund, at the end of the "Principal Investment Strategies" section, please consider adding to the last paragraph a statement to the effect that as a non-diversified fund, the Fund may have more exposure to a single issuer.

RESPONSE TO COMMENT 2

In response to your comment, the following statement will be added: "As a result, the Fund may be more exposed to the risks associated with, and developments affecting, an individual issuer or a smaller number of issuers than a fund that invests more widely."

COMMENT 3

With respect to the "Principal Risks" section of the Fund Summary for the Dividend Harvest Fund, (1) please consider how relevant "special situation" companies risk is to the Fund's strategy and, if it is, consider adding a related statement to the "Principal Investment Strategies" section and (2) please consider whether principal risk disclosure should be added regarding emerging markets risk.

RESPONSE TO COMMENT 3

With respect to (1), Viking Management has considered "special situation" companies risk and advised that it may be deleted from the Fund's principal risks. With respect to (2), Viking Management has confirmed that emerging markets risk is not a principal risk for the Integrity Dividend Harvest Fund. Therefore, no additional risk factor disclosure has been included.

COMMENT 4

In the last line of the last paragraph under the heading "Temporary Defensive Positions, Cash Management Investments, and Certain Other Investments," which reads: "The instruments used to implement these strategies may include, among other things, financial futures contracts," to clarify the meaning of "among other things," please provide further information regarding the other derivatives that, in addition to financial futures contracts, may be used.

RESPONSE TO COMMENT 4

Viking Management has confirmed that the Fund does not currently anticipate using instruments other than financial futures contracts. Therefore, the phrase "among other things" has been deleted.

COMMENT 5

In the "Portfolio Managers" section, the biographical information relating to Trey Welstad indicates that he began working at Integrity Viking Funds in 2012. In light of Item 10(a)(2) of Form N-1A, which requires a statement of the portfolio managers' business experience for the past five years, if Mr. Welstad was in college prior to the time he started working at Integrity Viking Funds, please clarify.

RESPONSE TO COMMENT 5

Viking Management has confirmed that Mr. Welstad graduated from Minot State University in May 2012 and his business experience started when he began working at Integrity Viking Funds in June 2012. In response to your comment, his biographical information has been clarified.

COMMENT 6

In the fourth paragraph of the discussion under the heading "How to Buy Shares," please clarify the composition of the Integrity/Viking Funds.

RESPONSE TO COMMENT 6

In response to your comment, the relevant paragraph has been expanded to clarify that the Integrity/Viking Funds consist of, in addition to two additional series of The Integrity Funds, two additional trusts, one with two series and one with five series.

Comment 7 relates to the SAI.

COMMENT 7

In the discussion under the heading "Investments and Risks," please consider moving the section entitled "Foreign Currency Futures Transactions" closer to the section entitled "Forward Foreign Currency Exchange Contracts."

RESPONSE TO COMMENT 7

In response to your comment, we have made the suggested revision.

TANDY ACKNOWLEDGEMENT

In connection with the Trust's registration statement, the Trust has advised us that it acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3446 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

CHAPMAN AND CUTLER LLP

By: /s/ Suzanne M. Russell

Suzanne M. Russell